Filed pursuant to 424(b)(3)

Registration No. 333-140887

BEHRINGER HARVARD OPPORTUNITY REIT II, INC.

SUPPLEMENT NO. 3 DATED JULY 31, 2009

TO THE PROSPECTUS DATED APRIL 28, 2009

This Supplement No. 3 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard Opportunity REIT II, Inc. dated April 28, 2009, Supplement No. 1 dated April 28, 2009, and Supplement No. 2 dated May 15, 2009.  Unless otherwise defined in this Supplement No. 3, capitalized terms used have the same meanings as set forth in the prospectus.  The purpose of this supplement is to disclose:

•                  the status of our public offering;

•                  information about our declaration of distributions for July, August and September 2009;

•                  the appointment of Diane S. Detering-Paddison to our board of directors; and

•                  updates regarding the Prior Performance information included in our Current Report on Form 8-K filed on April 16, 2009 and incorporated by reference into this prospectus.

Status of Offering

We commenced the initial public offering of shares of our common stock on January 21, 2008.  As of July 17, 2009, we had accepted investors’ subscriptions for and issued approximately 10.7 million shares of our common stock pursuant to our primary offering resulting in aggregate gross proceeds of approximately $108 million.

Distributions

The following information describes the declaration of distributions by our board and should be read in conjunction with the “Prospectus Summary — Distribution Policy” section beginning on page 9 of the prospectus and all similar information appearing throughout the prospectus, including in the “Description of Shares — Distributions” section beginning on page 159 of the prospectus and the “Distributions” section on page 4 of Supplement No. 1 to the prospectus:

On June 24, 2009, our board of directors declared distributions payable to the stockholders of record each day during the months of July, August, and September 2009.  Distributions payable to each stockholder of record will be paid in cash on or before the 16th day of the following month.  The declared distributions equal a daily amount of $0.0013699 per share of common stock.  If this rate were paid each day for a 365-day period, it would equal a 5.0% annualized rate based on a purchase price of $10.00 per share.  A portion of each distribution will constitute a return of capital for tax purposes.  There is no assurance that we will continue to declare daily distributions at this rate.

Management

Executive Officers and Directors

The following discussion updates the discussion contained in the “Management — Executive Officers and Directors” section beginning on page 84 of the prospectus and all similar discussions appearing throughout the prospectus:

On June 24, 2009, following our annual meeting of stockholders, our board of directors increased its size from five members to six and appointed Diane S. Detering-Paddison to fill the vacancy created thereby.  Ms. Detering-Paddison was also appointed to serve on the audit committee, compensation committee, and nominating committee of the board of directors.

Ms. Detering-Paddison, 50, served from June 2008 to January 2009 as Chief Operating Officer of Denver-based ProLogis (NYSE: PLD), a Fortune 500 company that owns, manages and develops distribution facilities and has more than $32 billion in real estate assets under management.  Prior to joining ProLogis, she had a 20-year tenure with CB Richard Ellis and Trammell Crow Company, culminating in service as President, Global Corporate Services — Client Accounts.  During her time there, she served as Senior Vice President, Corporate and Investor Client Accounts from April 2001 until December 2004, Chief Operating Officer, Global Services from January 2005 until December 2006, and President, Global Corporate Services — Client Accounts from December 2006 until May 2008.  Trammell Crow Company, founded in 1948, operates as an independent subsidiary of CB Richard Ellis, the world’s largest commercial real estate services firm (based on 2008 revenues).  Trammell Crow Company has developed or acquired more than 500 million square feet of buildings with a value exceeding $50 billion.  While at Trammell Crow Company, Ms. Detering-Paddison was part of a ten-member executive team that managed the merger of Trammell Crow Company and CB Richard Ellis in December 2006.  Ms. Detering-Paddison is chairman of the Dean’s Circle of Excellence for Oregon State University, which provides advocacy, consultation, and support for the college of business.  She holds a Master of Business Administration degree from Harvard University’s Graduate School of Business and a Bachelor of Science degree from Oregon State University.

Prior Performance

On April 16, 2009, we filed a Current Report on Form 8-K to present information about the prior performance of programs sponsored by Robert M. Behringer and his affiliates, who control our advisor, in order to incorporate this prior performance information by reference into our prospectus.  On June 30, 2009, after the Form 8-K was filed, audited financial statements for the year ended December 31, 2008 for certain private programs included in the prior performance tables were issued, including audited financial statements of Behringer Harvard Strategic Opportunity Fund II LP.  Behringer Harvard Strategic Opportunity Fund II recorded asset impairment losses in 2008 that were not included in the 2008 annual operating results for that program on Table III.  On July 31, 2009, we filed an amended Form 8-K to correct and update certain information included in the April 16, 2009 Form 8-K, including the information presented in Table III, as follows:

•                  the current price of the shares of common stock of Behringer Harvard Opportunity REIT I being offered pursuant to its distribution reinvestment plan as disclosed in the Prior Performance Summary discussion under the “Public Programs” heading is $8.17 as of July 26, 2009;

•                  the 2008 annual operating results of Behringer Harvard Strategic Opportunity Fund II in Table III have been corrected to account for asset impairment losses of $3,205,696.  A corrected Table III for Behringer Harvard Strategic Opportunity Fund II is included on page three of this supplement;

•                  the amount of the total acquisition cost, capital improvements, closing and soft costs and the amount of the total, both under the heading cost of properties including closing and soft costs for Stanwix Street Associates, included under Behringer Harvard REIT I in Table V are $396,919 and $28,991,456, respectively;

•                  the amount of cash invested in 250 West Pratt Street included in Table VI is $14,464,453; and

•                  the amount of the total acquisition cost of Eldridge Place included in Table VI is $111,428,548.

TABLE III

(UNAUDITED)

ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS

Behringer Harvard Strategic Opportunity Fund II LP

	2006	2007	2008

Gross revenue	$1,151,853	$32,868,261	$29,446,150
Equity in income of joint ventures	(16,357)	(644,615)	—
Interest income	150,563	620,582	345,967
Gain on sale	—	1,408,377	1,624,040
Discontinued operations	—	(738,236)	(406,395)

Less: Operating expenses	424,249	29,810,742	31,353,995
Interest expense	698,717	6,918,724	7,175,907
Asset impairment loss	—	—	3,205,696
Property and asset management fees	140,587	2,245,592	1,045,601
General and administrative	—	—	831,955
Depreciation and amortization	1,168,773	4,347,754	6,867,458
Minority interest	(190,056)	(1,578,121)	(4,227,683)
Net income – GAAP basis	$(956,211)	$(8,230,322)	$(15,243,167)

Taxable income
- from operations	(345,183)	(6,122,963)	(16,399,557)
- from gain on sale	—	—	2,962,695

Cash generated from operations	508,989	(3,800,954)	(6,705,188)
Cash generated from sales	—	10,480,253	16,873,878
Cash generated from financing / refinancing	—	—	—
Total cash generated from operations, sales and refinancing	$508,989	$6,679,299	$10,168,690

Less: Cash distributions to investors
- from operating cash flow	—	—	—
- from sales and refinancing	—	—	—
- from other	—	—	—

Cash generated (deficiency) after cash distributions	$508,989	$6,679,299	$10,168,690

Special items (not including sales and refinancing)
Limited partners’ capital contributions	27,593,625	34,629,125	—
General partners’ capital contributions	500	—	—
Acquisition of land and buildings	(17,885,429)	(41,308,873)	(15,454,282)
Increase in other assets	3,976,262	3,469,953	3,740,637
Other(1)	(3,460,211)	(2,292,497)	(577,843)

Cash generated (deficiency) after cash distributions and special items	$10,733,736	$1,177,057	$(2,122,798)

Tax and Distribution Data Per $1,000 Invested
Federal income tax results:
Ordinary income (loss)
- from operations	(14)	(128)	(511)
- from recapture	—	—	—

Capital gain (loss)	—	—	92

Cash distributions to investors
Source (on GAAP basis)
- from investment income	—	—	—
- from return of capital	—	—	—
Total distributions on GAAP basis	$—	$—	$—

Source (on cash basis)
- from operations	—	—	—
- from sales	—	—	—
- from refinancing	—	—	—
Total distributions on cash basis	$—	$—	$—

Amount (in percentage terms) remaining invested in program properties at the end of last year reported in table	100%	100%	100%

(1)          Includes financing costs, redemptions of limited partnership units, change in receivables from or payables to affiliates and deposits on properties to be acquired.